

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2012

<u>Via E-mail</u>
Mr. Linster W. Fox
Chief Financial Officer
SHFL entertainment, Inc.
1106 Palms Airport Drive
Las Vegas, Nevada 89119

  RE: **SHFL entertainment, Inc.**
     Form 10-K for the Year Ended October 31, 2011
     Filed January 5, 2012
     File No. 0-20820

Dear Mr. Fox:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Rufus Decker

              Rufus Decker
              Accounting Branch Chief